Q77(h) (Change in Control)

Virtus Foreign Opportunities Fund (Series 20):
	Morgan Stanley Smith Barney ("MSSB"), on behalf of its customers, acquired control on or about February 22, 2017, due to a series of purchases combined with a redemption by another shareholder. As of the end of the period, MSSB owned approximately 25.57% of the shares (as measured in assets).

Virtus Greater European Opportunities Fund (Series 27):
   American Enterprise Investment Servicing Company ("AEIS"), on behalf of its customers, ceased having control on or about March 10, 2017, due to a large redemption. As of the end of the period, AEIS owned approximately 24.47% of the shares (as measured in assets).

Virtus Herzfeld Fund (Series 36):
   UBS WM USA ("UBS"), on behalf of its customers, acquired control on or about February 7, 2017, due to a series of purchases. As of the end of the period, UBS owned approximately 32.91% of the shares (as measured in assets).

Virtus Low Volatility Equity Fund (Series 41):
   Pershing LLC ("Pershing"), on behalf of its customers, ceased having control on or about December 5, 2016, due to a large redemption. As of the end of the period, Pershing owned approximately 0.00% of the shares (as measured in assets).